GLOBAL PARTNERS LP 800 South Street P.O. Box 9161. Waltham, MA 02454 ph: 781-894-8800 fx: 781-398-9000

December 22, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-251392) (the “Registration Statement”) of Global Partners LP, GLP Finance Corp. and the Additional Registrants Listed in the Registration Statement (the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, and on behalf of the Registrants, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on December 29, 2020, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please call Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 with any questions regarding this matter.

Very truly yours,

GLOBAL PARTNERS LP

By:	GLOBAL GP LLC its General Partner

By:	/s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President and General Counsel

GLP FINANCE CORP.

By:	/s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President and General Counsel

cc:       Brenda Lenahan, Vinson & Elkins L.L.P.

Signature Page to Acceleration Request Letter